UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


ZEVEX International, Inc.
        (Name of Issuer)

Common Stock $.04 par value
(Title of Class of Securities)

98950E400
(CUSIP Number)

Elaine Coffey
ZEVEX International, Inc.
4314 ZEVEX Park Lane
Salt Lake City, UT 84123
(801) 264-1001, xt. 215
(Name, Address and Telephone Number of
 Person Authorized to Receive Notices and
 Communications)

May 19, 1997
(Dates of Event which Requires
 Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement.
       SCHEDULE 13D


CUSIP No.
98950E400                               Page 2 of 4   Pages

1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Douglas Anderson
529 17 6626

2
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   (b)
3
   SEC USE ONLY
4
SOURCE OF FUNDS

     PF

5
CCHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
NUMBER OF SHARES OWNED BY
EACH REPORTING PERSON WITH

7
SOLE VOTING POWER

     130,000

8
SHARED VOTING POWER

9
SOLE DISPOSITIVE POWER

     130,000
10
SHARED DISPOSITIVE POWER


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     130,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)  EXCLUDES CERTAIN
SHARES*

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.39%

14
TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLNG OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


Item 1.   Security and Issuer

          This statement relates to shares of common stock, $.04 par value (the "Common Stock") of ZEVEX International, Inc. (ZVX). ZEVEX's principal executive office is located at 4314 ZEVEX Park Lane, Salt Lake City, UT 84123.

Item 2.   Identity and Background

          This statement is being filed on behalf of Douglas Anderson, an Individual. Mr. Anderson's principal address is 6263 South Shenandowah Park Lane, Salt Lake City, Ut, 84121. Mr. Anderson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Anderson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body competent jurisdiction which resulted in a judgment, decree of final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Mr. Anderson is a citizen of United States of America.

Item 3.   Source and Amount of Funds of Other Consideration.

          As of the date hereof, Mr. Anderson is deemed to beneficially own 130,000 shares of Common Stock, 130,000 shares of Common Stock which were received in a stock for land transaction in October of 1996.
          All shares were obtained with personal assets of the filing Person.

Item 4.   Purpose of Transaction.

          The shares of Common Stock deemed to be beneficially owned by Mr. Anderson were acquired for, and are being held for, investment purposes.

          Mr. Anderson has no plan or proposal which relates to, or would result in, any of the actions enumerated in
          Item 4 of the instructions of Schedule 13D.

Item 5.   Interest in Securities of Issuer.

          As of the date hereof, Mr. Anderson is deemed to be the beneficial owner of 130,000 shares of Common Stock. Based on ZEVEX International, Inc. filing on Schedule 10Q on May 15, 1997, as of May 12, 1997, there were 1,995,716 shares of Common Stock issued and outstanding. Therefore, Mr. Anderson is deemed to beneficially own 6.39% of the issued and outstanding shares of Common Stock. Mr. Anderson has the sole power to vote, direct to vote, dispose of, or direct the deposition of all the shares of Common Stock that he is currently deemed to beneficially own.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Mr. Anderson has no contracts, arrangements, understandings of relationships with respect to Common
          Stock.

Item 7.   Material to be filed as Exhibits.

          None




Signature

          The undersigned, after reasonable inquiry and to the best of my knowledge and belief, certifies that the information set forth in this statement is true, correct and complete.




/s/Douglas Anderson